UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. _____)

1. Name of the Registrant:
Firsthand Technology Value Fund, Inc.
[CIK: 1495584; EIN number: 27-3008946]

2. Name of Person Relying on Exemption:
Scott Klarquist

3. Address of Person Relying on the Exemption:
85 Broad St, 18th Floor, New York NY 10005

4. Written Material. The following written materials are attached:

Presentation to SVVC Shareholders, dated January 26, 2022

* * *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. I am NOT asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely the filer.

NOTE: Please DO NOT send me your proxy card.

Source:
Scott Klarquist
CIO, Seven Corners Capital Management, LLC
info@sevencornerscapital.com
(646) 592-0498

TIME FOR CHANGE

AT

Firsthand Technology Value Fund, Inc. (SVVC)
[Part 2]

January 26, 2022



Scott Klarquist, CIO
Seven Corners Capital

www.sevencornerscapital.com


Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

STEP ONE: Diagnose the problem. In my last presentation to you, SVVC shareholders, on January 19th, I outlined that vast misalignment between the financial incentives of SVVC's senior management & board of directors (one the one hand) and SVVC's shareholders (on the other hand). I attempted to demonstrate why this lack of alignment has resulted in vast sums of money flowing to insiders over the past decade while shareholders have suffered a 40%+ LOSS in the value of their holders (even after adding back distributions) due to sub-optimal (to put it mildly) portfolio management by Firsthand Capital Management (SVVC external manager) and its CIO Kevin Landis. To sum up: IT'S THE INCENTIVES, STUPID!

I ended the last presentation with the question: *WHY ARE SHAREHOLDERS TOLERATING THIS NONSENSE?* In this slide deck, I will address that question by showing how Mr Landis and our inept board of directors have used virtually every entrenchment device in the book to prevent SVVC's shareholders from having any real say in how their company is managed, rendering any attempt (at least, to date) to fix the misalignment of interests futile.

SVVC: Endless Entrenchment Maneuvers R Us ™



3

 *Seven Corners Capital*

Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC


CORPORATE HQ

SVVC Shareholders: Out in the Cold



Gotta keep those fees flowing!



"It's our job to keep things at a manageable pace through strategic application of bureaucratic inertia."



Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

SVVC's board chairman, President and CEO is, of course, the same person as Firsthand Capital Management's (FCM) CIO, Mr Landis. As board chairman, <mark>Mr Landis owes SVVC's shareholders fiduciary duties, including a duty of care and a duty of loyalty</mark>.



Home   Attorneys

Corporate Board Member's Duties and Obligations

Fiduciary duty is the backbone in determining how a board member, officer, and director are expected and obligated to act. This theory arises from their relationship with the corporation and other shareholders, and the degree of expectations may vary depending on their particular role within the organization. Generally, the standards applied to managing directors are stricter than for directors. Nonetheless, the fiduciary duty officers and directors require that they act and exercise their powers strictly to benefit the corporation and its stockholders.

Interested Director Transactions or Self-Dealing

A transaction that may touch upon the fiduciary duties and present issues is interested director transactions or self-dealing. This refers to transactions where an "interested" director has entered into a contract with the corporation and has either:

- Made a personal profit from the transaction; or
- Usurps the corporate opportunity; or
- Buys or sells assets of the corporation; or
- Transacts business in their capacity as a director with another corporation that they either hold a significant position in, significantly financially associated with, or with a family member.

This type of transaction is problematic. It raises questions whether the director has breached its fiduciary duties, specifically whether the trade they had entered was conducted solely for the corporation's best interest or the interested director's gain.

Landis is an "interested director"

Egregious Fees & Abysmal Portfolio Management are not in shareholders' best interests

5

Source: SVVC 2021 Proxy Statement; https://mdf-law.com/board-members-fiduciary-obligation/





Seven Corners Capital

Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

MDF LAW — Home — Attorneys

Duty of Loyalty

This fiduciary duty refers to the officers' and directors' obligation to put the corporation's best interest before their personal and business interests. Under this fiduciary duty, an officer or director is obligated to act solely for the corporation's best interest and its shareholders. This fiduciary means that conflicts of interest, efforts to compete with the corporation's interest, or earning undisclosed profits from corporate business dealings should be avoided by the officers and directors at all costs.

Duty of Care

This fiduciary duty refers to the expectation of a shareholder and the corporations for the officers and director. Under this concept, the officers and directors are expected to use appropriate care and diligence when acting in their capacity. The officers and directors are expected to use their uncorrupted business judgment solely for the corporation's advantage.

Duty of care is breached if the officer or director commits an overt act that constitutes mismanagement or their inaction amounts to a failure to direct. The actor may be liable to the corporation, to the shareholders, creditors, or other entities for losses they had incurred by the actor's failure to exercise proper care.

The standard in determining whether this duty has been met may include the following factors:

- The character of the corporation
- Condition of its business
- A typical method in which such corporations are managed
- Any relevant facts that tend to show the question of the proper discharge of one's duty as director

However, the "business judgment rule" theory protects an officer from an allegation of breach of duty of care. Under this rule, a corporate director does not violate their fiduciary duty of care if they act in good faith and without a corrupt motive.

Duty of Obedience

This fiduciary duty refers to the obligation of the officers and directors to focus on pursuing the organization's goals within their delegated authority under the law and the applicable governing corporate documents. This means that officers and directors are expected to conduct their business decisions within the scope of the law and to govern corporation documents and not step beyond their delegated capacity.

Duty of Good Faith and Fair Dealing

This fiduciary duty coincides with their other responsibilities discussed above, specifically care, loyalty, and obedience. This fiduciary duty focuses on the duty of the officers and directors to act with utmost honesty, good faith, and fairness when handling corporate matters in fulfilling their jobs daily.

Duty of Loyalty: Directors must "act solely for the company's best interest and its shareholders"

Failure to heed shareholders constitutes breach of Duty of Care

Zero "good faith" or "fair dealing" by SVVC Management or Directors (see below)

Source: https://mdf-law.com/board-members-fiduciary-obligation/



Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

Has SVVC's Chairman and CEO Landis demonstrated that he takes his fiduciary duties to shareholders seriously? At seemingly every turn he has placed his personal financial loyalty to FCM, SVVC's external manager, above his supposed loyalty to the shareholders. Start with the creation of SVVC itself. According to statements by activist Bulldog Investors during the 2014 SVVC proxy fight, **Mr Landis allegedly foisted the FCM's management agreement on us without ever bringing the matter to a shareholder vote**:

EXCESSIVE MANAGEMENT FEES

In addition to its base fee of 2% per year of the Fund's gross assets, FCM gets 20% of any net realized capital gains. Since the Fund's assets are about $260 million, FCM receives about $5 million per annum just for showing up (and possibly much more even if it underperforms its benchmark as it did in 2013). Only the best hedge fund and private equity fund managers receive that sort of compensation. Mr. Landis is certainly not in their class.



You might wonder how FCM obtained its contract. Mr. Landis formed a tiny closed-end fund and owned all the shares. He caused his tiny shell fund to approve a "2 and 20" management contract with FCM, a firm he owns. He then merged SVVC into his shell fund. Thus, the public shareholders of SVVC never got to vote on FCM's management contract. Thus, Mr. Landis was able to avoid the possibility that the public shareholders might not approve it.

Given FCM's indisputably poor performance, it is inexplicable that the board itself has not already terminated the management agreement. If shareholders vote to terminate it, a newly constituted board can quickly identify a new manager with a track record of making money for investors, rather than losing money. We believe there are many talented investment managers that would be interested in managing the Fund for a lower fee than FCM gets and who would do a better job.


INDEED

Source:
https://www.sec.gov/Archives/edgar/data/1495584/000150430414000013/Exhibit99.txt

7

 *Seven Corners Capital*

Firsthand Technology Value Fund, Inc.

Bulldog Investors made additional damning allegations against Mr Landis back in 2014. Specifically, they asserted that he and his fellow SVVC directors <mark>"stuffed the ballot box" by issuing over 515,000 new shares</mark> that could only be voted according to the board's *diktat*, a maneuver Bulldog labelled "blatantly illegal". SVVC's management even went as far as to sue Bulldog based on what Bulldog claimed were "categorically false" pretenses, resulting in a "<mark>colossal waste of shareholder money</mark>".

> In addition to the sneaky way Mr. Landis got his lucrative "2 and 20" management contract without a vote of the Fund's public shareholders, he and the board of SVVC have shown a shocking contempt for shareholder rights in several other ways.
>
> 1.   The directors have indicated that they will only allow you to vote for their nominees and will not permit a vote on our share repurchase proposal. They claim they can disenfranchise shareholders in this way because we did not give them personal and confidential information about our nominees and did not tell them which shareholders support us. Since these requirements are clearly improper, we intend to ask a court to invalidate them and to order the board of directors to respect the voting rights of shareholders and to conduct a fair election.
>
> 2.   A federal securities law requires all shares of stock issued by the Fund to have equal voting rights. Yet, in a blatantly illegal attempt to rig this election, management recently had the Fund issue 515,552 shares that can only be voted as the board directs.
>
> 3.   The Fund has sued me for allegedly pressuring a former director of the Fund to resign. The allegation, which is categorically false, is really a futile attempt to deter us from participating in a proxy contest. Notably, the Fund has never disclosed this absurd lawsuit to shareholders, let alone the cost of which is ultimately borne by the shareholders. We intend to hold those responsible for this colossal waste of shareholder money accountable for their actions.

Attention! Rigged Election Alert!!!

Source: Ibid.

 ***Seven Corners Capital***

Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

We know how the Bulldog proxy fight ended (covered in my January 19th presentation): Mr Landis and FCM foolishly agreed to sell off the crown jewel in SVVC's portfolio, its 600,000 share Meta (fka Facebook) stake, in order to appease Bulldog and keep FCM's lucrative management agreement in place (one of Bulldog's proposals in their proxy statement was termination of the management agreement). **The Meta stake has appreciated approximately 4X(!) since it was sold**.

But, hey, that was way back in 2014. **Certainly things have improved on the corporate governance front at SVVC since then…right??? In a word, NO…THEY'VE MADE NO PROGRESS.**



"He ain't got no [expletive] respect."

Source: Yahoo! Finance;
YouTube.

9



Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

A little over two years ago, after SVVC's stock price had cratered from ~$17/share in September 2018 to sub $6/share in late 2019, Mr Landis and SVVC jointly (on a 50/50 basis) made a ==Dutch tender offer for $4 million worth of SVVC stock at a massive 60% discount to NAV, despite the obvious conflict of interest in having the CEO (who was also an "interested director") participate in the tender offer==.

**Firsthand Technology Value Fund Announces
Commencement of Tender Offer**

San Jose, CA, December 16, 2019 – Firsthand Technology Value Fund, Inc. (NASDAQ: SVVC) (the "Fund"), a publicly-traded venture capital fund that invests in technology and cleantech companies, announced today the commencement of a "modified Dutch auction" tender offer (the "Tender Offer") to purchase up to $4 million of its common stock at a price per share not less than $6.00 and not greater than $8.00 per share, in $0.10 increments.

The Tender Offer will commence today and will expire at 5:00 P.M. Eastern Standard Time on January 30, 2020, or on such later date to which the offer is extended. The Fund and Mr. Kevin Landis, the Chairman of the Board of Directors and Chief Executive Officer of the Fund ("Mr. Landis"), will purchase up to $4 million of the Fund's outstanding common shares for cash. If the Tender Offer is fully subscribed, the Fund and Mr. Landis will collectively purchase between 500,000 shares and 666,666 shares, or between 6.97% and 9.29%, respectively, of the Fund's outstanding shares of its common stock.

"Our Board has made it a priority to enhance shareholder value by returning cash to shareholders as we achieve exits from portfolio holdings," noted Kevin Landis, the Fund's CEO and chairman of its Board of Directors. "We listened to shareholder inputs and determined that a modified Dutch auction approach is an efficient way to return a portion of the proceeds of our recent sales of Pivotal Systems and Revasum common stock."

How does the CEO purchasing stock from existing holders at ~40% of NAV "enhance shareholder value"???

SVVC doesn't mention that NAV was ~$17.70/sh at the time

Source: SVVC 12/16/19 PR.

10



Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

Comically, SVVC claimed in its PR announcing the Tender Offer that "neither the Fund nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering any shares of common stock or as to the price or prices at which shareholders may choose to tender their shares". **WELL, DUH, BECAUSE SELLING STOCK AT 40% OF NAV IS OBVIOUSLY A TERRIBLE DEAL FOR SVVC's (PRESUMABLY DEMORALIZED) SHAREHOLDERS** (at least, assuming NAV is based on accurate portfolio marks). Which begs the question: **If SVVC's board of directors could not bring itself to recommend the Tender Offer to shareholders, why did it approve it (unanimously, presumably) in the first place?** Needless to say, no fairness opinion regarding the Tender Offer was rendered to shareholders from a reputable valuation firm. Nor did a subset or special committee of SVVC's independent directors review the transaction independently (and critically) before full board approval. Nor, apparently, did Director Landis recuse himself from the Board's vote on the transaction. All of which, in my opinion, corporate best practices would dictate. **But this is no surprise given that the four so-called "independent" directors owned 0.02% of SVVC's stock at the time (not a typo!)**

Name of Beneficial Owner of Common Stock	Number of Shares	Percent of Class(1)
Independent Directors		
Greg Burglin		
Kimun Lee	1300	0.02%
Nicholas Petredis		
Rodney Yee		

Source: SVVC 12/16/19 PR; Tender Offer prospectus dated 12/17/19.



Seven Corners Capital

Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

Mr Landis's Form 4 filing from late February 2020 reveals that he purchased nearly 286,000 shares of stock from SVVC's shareholders, increasing his direct holdings by ~85% to 616,000 (currently the number is 638,000). In addition, he owns another 44,000 shares via FCM, so Landis can now vote over 680K shares (almost 10% of the outstanding stock) according to his druthers at annual meetings.

5:18 PM Tue Jan 25 sec.gov 55%

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Landis Kevin M (Last) (First) (Middle) 150 ALMADEN BLVD., SUITE 1250 (Street) SAN JOSE CA 95113 (City) (State) (Zip)	Firsthand Technology Value Fund, Inc. [SVVC] 3. Date of Earliest Transaction (Month/Day/Year) 02/21/2020 4. If Amendment, Date of Original Filed (Month/Day/Year)	X Director; 10% Owner X Officer (give title below); Other (specify below) President 6. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8) Code	V	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock								44,016	I	By Firsthand Capital Management, Inc.
Common Stock	02/23/2020		J		285,714	A	$7	616,429	D	

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8) Code	V	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) (A)	(D)	6. Date Exercisable and Expiration Date (Month/Day/Year) Date Exercisable	Expiration Date	7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4) Title	Amount or Number of Shares	8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

Remarks:

Shares purchased by reporting person as part of a joint tender offer with the issuer, as described in Schedule TO filed on December 17, 2019, and most recently amended on February 20, 2020.

/s/ Kevin Landis 02/25/2020

44K shares owned thru FCM

286K shares bought by Landis in TO directly

Source: https://www.sec.gov/Archives/edgar/data/1495584/000139834420004456/xslF345X03/fp0051279_4.xml

 ***Seven Corners Capital***

Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

Moreover, we note that in August 2020 SVVC quietly amended its bylaws after Mr Landis' $2MM stock purchase (pursuant to the Tender Offer) in a manner which seems to guarantee that <mark>no other SVVC shareholder (other than Mr Landis and his "associates"(!)) will be able to effect a similar tender offer in the future.</mark> **How convenient...for Mr Landis and his "associates", that is. Below is a blackline showing the changes made by our Board to the applicable bylaw.**

Section 13. CONTROL SHARE ACQUISITION ACT. ~~Notwithstanding any other provision of the Charter or these Bylaws,~~ Title 3, Subtitle 7 (the "Maryland Control Share Acquisition Act") of the Maryland General Corporation Law ~~(the "MGCL"),~~ . or any successor statute~~,~~ (the "MGCL"), shall ~~not~~ apply to any acquisition ~~by any person~~or proposed acquisition of shares of stock of the Corporation. ~~This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may,~~ to the extent provided ~~by any successor bylaw, apply to any prior or subsequent control share acquisition~~in the Maryland Control Share Acquisition Act. Notwithstanding the foregoing, the Maryland Control Share Acquisition Act shall not apply to any acquisition by Kevin Landis, or any associates thereof, of shares of stock of the Corporation.

Source: SVVC SEC filings, comparison of 8/7/20 bylaws against 10/25/19 bylaws.



Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

Shockingly, at the time tender offer was initiated in late 2019 (and unbeknownst to most SVVC outside shareholders), Mr Landis and the SVVC Directors were already aware that a precatory resolution to terminate, wind down or otherwise liquidate the fund (which would also end Mr Landis's SVVC fee stream), (A) had been submitted pursuant to the SEC's Rule 14a-8 by shareholder Donald Chambers and (B) was to appear in SVVC's 2020 proxy statement. We know this because the deadline for receiving Rule 14a-8 proposals for the 2020 annual meeting, as set forth in the prior year's proxy, was November 30, 2019, a month prior to the Tender Offer announcement (see below). Yet nothing about this was apparently disclosed by SVVC in the Tender Offer documents filed with the SEC. Thus the Tender Offer seems to have been completed and Mr Landis permitted to purchase ~286,000 shares from existing holders even though he knew (but those selling likely did not) that a referendum on SVVC's external management was just a few months away.

STOCKHOLDER PROPOSALS

Our current Bylaws provide that in order for a stockholder to nominate a candidate for election as a director at an annual meeting of stockholders or propose business for consideration at such meeting, written notice containing the information required by the current Bylaws must be delivered to the Secretary of the Company at 150 Almaden Boulevard, Suite 1250, San Jose, CA 95113 not earlier than the 150th day nor later than 5:00 p.m., Pacific Time, on the 120th day prior to the first anniversary of the date our proxy statement was released to stockholders for the preceding year's annual meeting; provided, however that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Pacific Time, on the later of the 120th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. Accordingly, a stockholder nomination or proposal intended to be considered at the 2020 Annual Meeting of Stockholders must be received by the Secretary of the Company on or after October 31, 2019, and prior to 5:00 p.m. Pacific Time on November 30, 2019. However, under the rules of the SEC, if a stockholder wishes to submit a proposal for possible inclusion in our proxy statement pursuant to Rule 14a-8 of the 1934 Act, we must receive it not less than 120 calendar days before the anniversary of the date our proxy statement was released to stockholders for the previous year's annual meeting. Accordingly, a stockholder's proposal under Rule 14a-8(e) must be

24

Source: SVVC 2019 Proxy Statement.

received by us on or before November 30, 2019 in order to be included in our proxy statement and proxy card for the 2020 Annual Meeting of Stockholders. All nominations and proposals must be in writing.

 *Seven Corners Capital*

Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

Despite everything, Mr Chambers' 2020 Precatory Shareholder Proposal to (among other things) end SVVC's lucrative external management arrangement ==passed with 69% of the vote (and, if one excludes Mr Landis's 650K controlled votes (presumed voted against), it received 89% of votes in favor==). See presentation here: https://www.sec.gov/Archives/edgar/data/1495584/000109991020000024/donaldrchambers_dfan14a.htm

==Did SVVC's board heed the clear shareholder desire to, at long last, remove this fee-guzzling albatross from around their collective necks? You know the answer already—the will of SVVC's shareholders was totally ignored.==

Proposal Three. The non-binding stockholder proposal recommending that the Board of Directors seek and pursue any and all measures to enhance shareholder value including: (1) orderly termination of the fund, (2) orderly liquidation of SVVC assets with distribution of available cash to shareholders, (3) tender offers for SVVC shares using available cash from any and all investment exits, (4) merger of the fund into an entity offering shareholder exits near NAV (net asset value), or (5) other measures likely to allow shareholders to exit SVVC near its NAV requires approval of the affirmative vote of a majority of the votes cast at the Annual Meeting on the proposal. If the stockholder proponent, or its representative who is qualified under state law, is present at the Annual Meeting and properly submits Proposal 3 for a vote, then Proposal 3 will be voted on at the Annual Meeting. For purposes of the vote on Proposal Three, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the vote on the proposal. As an advisory vote, if approved, Proposal 3 would be a non-binding recommendation to the Board of Directors.

Proposal 3. A non-binding stockholder proposal that the board seek and pursue any and all measures to enhance shareholder value:

For	Against	Abstain	Broker Non-Vote	Total Shares Voted
2,025,675	852,589	57,610	2,522,175	5,458,049

Source: SVVC 2020 SEC filings.

 *Seven Corners Capital*

Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

Nevertheless, Mr Chambers appeared at the annual meeting the next year (undaunted), this time with a mandatory Shareholder Proposal to terminate Mr Landis's & FCM's external Management Agreement. This also passed by a wide margin despite Mr Landis's large opposition block of stock (see below), but did not receive the necessary 66.7% vote required for termination (it garnered 61.3% of the vote). SVVC's useless board, as usual, has to date done nothing to respond to the will of the shareholders regarding this issue.

PROPOSAL THREE
(BINDING Stockholder Proposal)
Stockholder Proposal to terminate the investment advisory and management agreements between Firsthand Technology Value Fund, Inc. and Firsthand Capital Management, Inc.

A stockholder, Donald Chambers, submitted the following proposal for inclusion in the Company's proxy materials. If the stockholder, or a representative of the stockholder who is qualified under state law, is present and properly submits the proposal for a vote, then the proposal will be voted on at the Annual Meeting. The Board of Directors unanimously recommends that you vote AGAINST the proposal. The proposal and the stockholder's supporting statement, exactly as received from the stockholder, are set forth below and are followed by the Board's explanation of its reasons for opposing the proposal. The Company will provide Mr. Chambers's address and number of shares held promptly upon oral or written request.

Proposal 3. Binding stockholder proposal regarding the termination of the investment advisory and management agreements

Firsthand's stockholders did not approve the binding stockholder proposal to terminate the investment advisory and management agreements between Firsthand and Firsthand Capital Management, Inc. The proposal failed to receive the affirmative vote of the "majority of outstanding voting securities" of Firsthand, as defined in the proxy statement. The voting results regarding this proposal are set forth below:

For	1,647,665
Against	1,022,139
Abstain	18,329

Source: SVVC 2021 SEC filings.

 *Seven Corners Capital*

Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

Nor does it appear possible right now to get any of SVVC's somnolent and conflicted "independent" directors replaced by people who actually take their fiduciary duties to shareholders seriously. **At last year's annual meeting, incumbent directors Burglin and Yee, both of whom were initially appointed to the board over a decade ago, received just 1.1MM "FOR" votes, meaning they received the support of just 16% of the outstanding shares (and over half of these votes are controlled by Mr Landis!)** Yet, inexplicably, they were "re-elected" (because in uncontested elections, SVVC's bylaws apply a plurality voting standard) and remain in office to this day. Many companies require that directors who receive more "Withheld" than "For" votes must deliver a resignation letter to the board, but not SVVC.

Firsthand stockholders elected two directors to Firsthand's board of directors, to serve until the 2024 annual meeting of stockholders and until their successors are elected. The voting results regarding this proposal are set forth below:

Nominee	For	Withheld	Broker Non-Votes	Total Shares Voted	Total Shares Present
Greg Burglin	1,113,867	1,574,266	2,156,372	1,113,867	4,844,505
Rodney Yee	1,113,867	1,574,266	2,156,372	1,113,867	4,844,505

17

Source: SVVC 2021 SEC filings.



Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

Given that last year's SVVC director nominees received less than 8% support from outside shareholders, one might think it would be fairly easy for a motivated, shareholder-friendly challenger to get on the board. But anyone doing so would be underestimating the extent to which SVVC's "leadership" has entrenched itself, because in 2018 SVVC amended its bylaws (as shown below) to make this almost mathematically impossible. In Putin-esque fashion, they carved out an exception to the normal plurality voting standard specifically for contested elections, in which a "majority of the outstanding shares entitled to vote" standard is now used. Since so many exhausted and beaten-down SVVC shareholders apparently can't be bothered to vote at the annual meeting (turnout was just 39% in 2021), it is highly unlikely any candidate can ever win the vote of >50% of SVVC's outstanding stock.

Section 7. <u>VOTING</u>. A plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to elect a director. However, directors shall be elected by a majority of all the votes entitled to be cast at a meeting of stockholders duly called and at which a quorum is present for which (i) the secretary of the Corporation receives notice that a stockholder has nominated an individual for election as a director in compliance with the requirements of advance notice of stockholder nominees for director set forth in Article II, Section 11 of these Bylaws, and (ii) such nomination has not been withdrawn by such stockholder on or before the close of business on the tenth day before the date of filing of the definitive proxy statement of the Corporation with the Securities and Exchange Commission, and, as a result of which, the number of nominees is greater than the number of directors to be elected at the meeting. Each share may be voted for as many individuals as there are directors to be elected and for whose election the holder is entitled to vote.

Source: SVVC SEC filings, comparison of 10/25/19 bylaws against 3/16/18 bylaws.

 *Seven Corners Capital*

Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

But don't just listen to me (or even Mr Chambers) regarding the foregoing. Shareholders should also heed the statements made in the ==press release issued by 3.7% holder Rawleigh Ralls last May== in the lead-up to the 2020 annual meeting. These assertions remain as true today as when they were originally issued.

3.7% SVVC Shareholder Rawleigh Ralls Issues Statement to Firsthand Technology Value Fund Directors Kimun Lee, Greg Burglin, Nicholas Petredis and Rodney Yee, Whom Mr. Ralls Believes Have for Years RUBBER STAMPED EXCESSIVE FEES AND DISMAL INVESTMENT PERFORMANCE

May 20, 2021 12:46 ET | Source: Rawleigh Ralls, Concerned Shareholder of Firsthand Technology Value Fund, Inc.

Mr. Ralls Urges "Independent" Directors to TERMINATE FAILING FUND MANAGEMENT BEFORE REMAINING ASSETS ARE SQUANDERED OR SIPHONED-OFF AS FEES

BOULDER, Colo. and SAN JOSE, Calif., May 20, 2021 (GLOBE NEWSWIRE) -- The following is a statement from Firsthand Technology Fund (Nasdaq: SVVC) 3.7% shareholder Rawleigh Ralls regarding his views on the Fund's independent board members, Kimun Lee, Greg Burglin, Nicholas Petredis and Rodney Yee and the Fund's performance. Mr. Ralls believes have each sat on the Board of SVVC for most or all of the Fund's life. Mr. Ralls believes these Directors have presided over an "epic failure of fund management performance in seemingly unblinking fashion."

- For the nearly 10 years that these individuals have served as directors, <u>SVVC's share price declined 78</u>% through year-end 2020.

- Despite this performance, the Board has repeatedly renewed the contract with the Fund's advisor, Firsthand Capital Management, led by Kevin Landis.

- Mr. Ralls believes these Board members also "rubber stamped unconscionable fund management fees" totaling $33.8M over nearly ten years, yet SVVC's market cap has shriveled to just $42M.

- For this work, over most of the last 3 years, SVVC directors have been **paid $50,000 per year,** up 150% from $20,000 per year in 2016, "despite SVVC's death spiral destruction of shareholder value," added Mr. Ralls.

Source: Rawleigh Rawls PR dated 5/20/21.



Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

Press release issued by 3.7% holder Rawleigh Ralls last May [continued]

- SVVC's Code of Ethics states that directors "owe a fiduciary duty to fund shareholders. This means a duty of loyalty, fairness and good faith toward the shareholders, and a corresponding duty not to do anything prejudicial to or in conflict with the interests of the shareholders."

Looking beyond the technical definition of "independence" used for the SVVC board, each of these purported "**independent directors**" has collected or is collecting additional fees at other Firsthand entities:

- Lee has been a trustee of 2 other Firsthand Funds since 2013.

- Yee was a trustee for 2 Firsthand Funds from 2010-2013.

- Burglin has been a trustee of 2 other Firsthand Funds since 2008.
  Prior to joining SVVC's board, Petredis served as Chief Compliance Officer for Firsthand Funds from 2008 to 2013 and Chief Compliance Officer of SVVC.

Unfortunately, while shareholders have for years spoken and asked for change, the board has not listened. **Last year shareholders voted significantly in favor (more than 2 to 1) of a non-binding proposal that the board seek any and all measures to enhance shareholder value, including**: (1) orderly termination of the fund, (2) orderly liquidation of SVVC assets with distribution of available cash to shareholders, (3) tender offers for SVVC shares using available cash from any and all investment exits, (4) merger of the fund into an entity offering shareholder exits near net asset value (NAV), or (5) other measures likely to allow shareholders to exit SVVC near its NAV.

One year later and nothing has happened.

This year there is a similar but **Binding Proposal to terminate Firsthand's contract** as the Advisor to the Fund (which would eliminate $2M+ in annual fees earned while failing their shareholders).

Two-thirds (2/3's) of voting shareholders must cast their vote in favor of this proposal for it to pass, and it is believed that that Mr. Landis is allowed to vote his nearly 10% share holding in opposition to this proposal, despite his obvious conflict of interest.

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 *Seven Corners Capital*

Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

Press release issued by 3.7% holder Rawleigh Ralls last May [continued]

A truly independent and sentient Board has ample reason to replace Firsthand Capital Management and Mr. Landis, given:

1. "The dismal share price performance since inception,"

2. "The market's disdain for SVVC, its management and portfolio" – as the fund currently trades at a 60% discount to stated NAV, and

3. Firsthand continues to employ "sell winners early" and "throw good money after bad" strategies "to prop up failing portfolio company valuations and support higher management fees."

Replacing Firsthand Would be Neither Difficult Nor Costly

- It will not be difficult transitioning to a new fund advisor.

- There are plentiful options to replace Firsthand with those with better qualifications, performance and lower fees.

- A new advisor would bring desperately needed fresh perspective and assistance with portfolio company analysis, investment strategy and fundraising – that has been sorely needed for many years.

- SVVC shareholder Rawleigh Ralls has volunteered to help in an advisor transition – free of charge.

Rawleigh Ralls is a successful and experienced board member and investor and a significant SVVC shareholder. He has multiple options for constructive changes for the board to consider. He implores the Board to be accountable to their shareholders, to eliminate any conflicts of interest and to uphold their fiduciary duty by acting immediately to bring needed change to the leadership of Firsthand Technology Value Fund.

IMPORTANT INFORMATION CONCERNING THIS COMMUNICATION
This press release is being issued pursuant to Rule 14a-2(b)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. I am not asking for your proxy card and will not accept proxy cards if sent. The cost of this communication is being borne entirely by Rawleigh Ralls.

Contact:
Rawleigh Ralls
rallsrawleigh@gmail.com

Source: Rawleigh Rawls PR dated 5/20/21.

 *Seven Corners Capital*

Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

CONCLUSION

SVVC shareholders have been caught in a prisoner's dilemma, saddled with a dire trifecta: (1) abysmal investment management via Mr Landis & FCM, (2) outrageous entrenchment stratagems combined with rampant conflicts of interest and (3) a feckless board of so-called "independent" directors who have proven to be completely useless. There's a saying that "Those who can't do, teach". Well, leaders at public companies who can't "do", (usually) "entrench". Their aim is to divide & conquer their (usually mute and helpless) shareholders. The only way to overcome this is through free and open shareholder communication and, more importantly, by overwhelmingly **VOTING FOR CHANGE** at the 2022 Annual Meeting, at which you are strongly urged:

1. **To vote AGAINST all of SVVC's incumbent director nominees; and**
2. **To vote IN FAVOR OF any shareholder proposal to terminate FCM's management agreement.**

In addition, **SVVC continues to stonewall my director nomination with nonsensical & bogus claims**, but I will not be easily discouraged. PLEASE NOTE THAT CONCERNED SHAREHOLDERS MAY REACH ME AT info@sevencornerscapital.com TO DISCUSS MATTERS OF MUTUAL CONCERN. *HOWEVER, I AM **NOT (REPEAT NOT) CURRENTLY SOLICITING PROXIES FOR THE 2022 ANNUAL MEETING!***

FINALLY, SVVC SHAREHOLDERS ARE STRONGLY URGED TO COMMUNICATE YOUR DISSATISFACTION WITH THE STATUS QUO TO OUR BOARD (WHO SUPPPOSEDLY OWE US FIDUCIARY DUTIES). Time is of the essence!

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